UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  0-30822

A.              Full title of the plan and address of the plan, if different from that of the issuer named below:

Synavant Inc. 401(k) Retirement Savings Plan

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Synavant Inc. 401(k) Retirement Savings Plan

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

Synavant Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Synavant Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
February 19, 2007

Report of Independent Accountants

To the Participants and Administrator of
SYNAVANT Inc. 401(k) Retirement Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SYNAVANT Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
May 31, 2002

Synavant Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
(in thousands)

	2002	2001
ASSETS:
Member directed investments:
Pooled separate accounts	$18,076	$21,042
Guaranteed investment contracts	2,205	1,992
Synavant, Inc. common stock	59	104
Loans to members	503	506
Total investments	20,843	23,644

Receivables:
Employer contributions	2	—

NET ASSETS AVAILABLE FOR BENEFITS	$20,845	$23,644

See accompanying notes to the financial statements.

Synavant Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002
(in thousands)

ADDITIONS:
Contributions:
Members	$2,425
Employer	702
Rollovers	38
Total contributions	3,165

Investment income (loss):
Interest	148
Net depreciation in fair value of investments	(2,958)
Net investment loss	(2,810)

DEDUCTIONS:
Benefits paid to members	3,105
Administrative expenses	49
Total deductions	3,154

DECREASE IN NET ASSETS	(2,799)

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	23,644
END OF YEAR	$20,845

See accompanying notes to the financial statements.

Notes to Financial Statements

1. Description of the Plan

The following description of the Synavant Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participating members (“Members”) should refer to the plan document, as amended and restated, and to the summary plan description for more complete information.

General - The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and complies with the Internal Revenue Code of 1986, as amended (the “Code”). Those eligible to participate in the Plan were United States employees of Synavant Inc. (the “Company”) and certain of its subsidiaries which have been designated to participate in the Plan.  Full-time and benefits-eligible part-time employees are eligible to participate in the Plan.  Certain employees of the Company and Bankers Trust served as trustees of the Plan during the 2002 Plan year.

Members Contributions - Members may elect to contribute 1 percent to 19 percent of compensation. A Member may designate contributions as pretax contributions or after-tax contributions.  Members pretax contributions are limited to the maximum allowable under the Code ($11,000 for Members under 50 years of age and $12,000 for Members 50 years of age or older in 2002).  Distributions from other qualified retirement plans can also be rolled over into the Plan and retained as a rollover contribution.

Employer Contributions - The Company matches an amount equal to 50 percent of each Members’ contribution, up to the first 6 percent of base compensation that a Member contributes.  The employer matching contributions are invested in the same investment funds as the Members own contributions.  The Company may make additional periodic discretionary contributions to employee accounts which are not contingent on enrollment in the Plan.  No discretionary contributions were made in 2002.

Rule of 50 Contributions - The Company makes an annual contribution of 2 percent of the Member’s compensation, as defined, to the accounts of Members who, as of July 1, 2000 were Members in the IMS Health Incorporated Retirement Plan with at least five years of vesting service, and whose age plus years of vesting service equaled at least 50 as of July 31, 2000.  Such contributions continue through and including the plan year in which such member attains the age of 65.

Member Accounts - Individual accounts are maintained for each Plan Member. Each Member’s account is credited with the Member’s elected salary deferral, Company matching contributions, Company discretionary contribution, if any, and an allocation of the Plan’s earnings and charged with withdrawals, an allocation of the Plan’s losses and administrative expenses.  The benefit to which a Member is entitled is the vested balance in their account.

Vesting - Members are immediately 100 percent vested in their member elected salary deferrals and earnings thereon. Vesting in employer matching contributions and earnings on these amounts is based on years of service. Members becoming fully vested after 3 years of credited service, disability, death or attainment of normal retirement age, as defined in the Plan document.

Investments - Members may elect to invest their salary deferrals, along with the employer matching contributions, in various investment options offered by Principal Financial Group (guaranteed investment contracts and pooled separate accounts) and/or in the Company’s common stock.  As defined in the Plan document, Members are allowed to direct their future investment contributions or reallocate their existing account balances among investment options.

Member Loans - Members are entitled to borrow in a limited capacity from the Plan. Loans are limited to the lesser of $50,000 or 50 percent of the Members vested account balance with a minimum loan amount of $1,000. Loan repayments are made in the form of direct withdrawals from the Members’ payroll funds. Loans bear interest at 2% above prime rate as published in the Wall Street Journal and are repayable over no more than five years, unless the loan provides funding for the purchase of the member’s principal residence in which case it is repayable over 10 years. The interest rates range from 6.25% to 11.5% and 6.75% to 11.5% for loans outstanding at December 31, 2002 and 2001, respectively.  Loans are secured by the balance in the Member’s account.

Forfeitures - Forfeited balances of terminated Members’ non-vested accounts are used to reduce future employer contributions. As of December 31, 2002, forfeited non-vested account balances were $46,298. During the year ended December 31, 2002, employer contributions were reduced by $153,606 from the utilization of the forfeited non-vested accounts.

Administrative Expenses - Transaction and investment manager fees for each fund are charged against the Plan’s assets and related rates of return.  Administrative fees are deducted from Plan assets.

Benefit Payments - Upon termination of service due to death, disability, retirement or other reasons, a member or beneficiary may elect to receive either a lump-sum amount or installment payments, as defined in the Plan, equal to the value of the member’s vested interest in his or her account.  Members may also elect to defer distributions subject to certain conditions.

2. Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator and Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments - The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  The Plan’s guaranteed investment contracts are stated at contract values, which represent the aggregate amount of deposits thereto, plus interest at the contracted rate, less withdrawals.  Pooled separate accounts are valued at the net asset values reported by the funds. The Company stock is valued at its quoted market price.  All realized and unrealized gains and losses are included as part of net appreciation or depreciation in fair value of investments in the statement of changes in net assets available for benefits.  Loans to Members, which are subject to various interest rates, are valued at the outstanding loan balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and investment expenses incurred by individual investment funds are deducted from income earned on those investment funds and are not separately stated.  Consequently, management fees and investment expenses are reflected as a reduction of investment return for such investments.

Risks and Uncertainties - The Plan invested in various securities, including pooled separate accounts, guaranteed investment contracts, Synavant International, Inc. common stock, and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits - Benefits to Members are recorded when paid.

3. Investments

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
*Principal Large Cap Stock Index Separate Account	$4,736	$7,083
*Principal Money Market Separate Account	3,188	2,914
*Principal Bond and Mortgage Separate Account	2,804	1,979
*Principal Guaranteed Investment Contracts	2,205	1,992
*Principal Small Company Blend Separate Account	1,960	2,545
*Principal Large Company Blend Separate Account	1,172	1,990
*Principal International Stock Separate Account	1,097	1,538

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

2002
*Synavant, Inc. common stock	$(112)
*Pooled separate accounts	(2,846)
Net depreciation in fair value of investments	$(2,958)

*                    Permitted party-in-interest

4. Investment Contracts With Insurance Company

The Plan invests in investment contracts with Principal Life Insurance Company, referred to as the Guaranteed Interest Accounts or the Guaranteed Investment Contracts (“GICs”). The GICs, which provide for a minimum guaranteed rate of return, are considered investment contracts because they do not incorporate mortality or morbidity risks. Although these GICs pay contract value for a benefit event such as termination, death, disability or retirement, they are not considered to be benefit responsive as there is a possible market value adjustment for transfers to other investment options from the GICs. The GICS are reported within the financial statements of the Plan at fair market value.

5. Federal Income Tax Status

The Internal Revenue Service (“IRS”) determined and informed the Company by letter dated July 10, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Company and the Plan Administrator believe that the Plan was designed and operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6. Exempt Party-In-Interest Transactions

Certain Plan investments are shares of pooled separate accounts managed by the Principal Financial Group Administrator who was the administrator of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Charges and fees associated with investment management services are included as a reduction of the return earned on each fund.

At December 31, 2002 and 2001, the Plan held 63,898 and 25,909 shares, respectively, of Synavant, Inc. common stock.

7. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8. Subsequent Events

On June 16, 2003, Dendrite International, Inc. (“Dendrite”) completed its acquisition of the Company.  The acquisition was completed pursuant to an Agreement and Plan of Merger, dated as of May 9, 2003 and amended as of May 16, 2003 by and among Dendrite, the Company and Amgis Acquisition Co., a wholly-owned subsidiary of Dendrite.

On January 2, 2004, Member account balances of approximately $18,845,000 were transferred into the Dendrite 401(k) Plan.  The Plan ceased to exist in the absence of any assets.

******

EIN: 22-2940965
Plan #: 001

Synavant Inc. 401(k) Retirement Savings Plan

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year)
as of December 31, 2002

		Number of
		Shares,
Identity of Issue, Borrower,		Units or
Lessor or Similar Party	Description of Investment	Par Value	Cost***	Current Value
*Principal-Rate 2.5% Matured on 12/31/2002	Guaranteed investment contract	245,324		$245,324
*Principal-Rate 3.5% Matures on 12/31/2003	Guaranteed investment contract	252,734		252,734
*Principal-Rate 4.0% Matures on 12/31/2004	Guaranteed investment contract	519,391		519,391
*Principal-Rate 4.4% Matures on 12/31/2005	Guaranteed investment contract	452,842		452,842
*Principal-Rate 4.4% Matures on 12/31/2006	Guaranteed investment contract	734,419		734,419
*Principal Money Market Separate Account	Pooled Separate Account	73,419		3,188,208
*Principal Bond and Mortgage Separate Account	Pooled Separate Account	4,301		2,803,666
*Principal Real Estate Separate Account	Pooled Separate Account	176,135		176,135
American Century Income & Growth Separate Account	Pooled Separate Account	9,668		84,884
American Century Value Separate Account	Pooled Separate Account	25,362		414,500
*Principal Large Capital Stock Index Separate Account	Pooled Separate Account	149,002		4,735,915
*Principal Large Company Blend Separate Account	Pooled Separate Account	83,811		1,171,535
*Principal Stock Emphasis Balanced Separate Account	Pooled Separate Account	29,920		516,434
*Principal Large Capital Value Separate Account	Pooled Separate Account	3,941		35,937
*Principal Small Capital Value Separate Account	Pooled Separate Account	24,237		257,424
*Principal Life Time 2010 Separate Account	Pooled Separate Account	77		764
*Principal Life Time 2020 Separate Account	Pooled Separate Account	1,919		18,546
*Principal Life Time 2030 Separate Account	Pooled Separate Account	24		226
*Principal Life Time 2040 Separate Account	Pooled Separate Account	462		4,308
*Principal Life Time 2050 Separate Account	Pooled Separate Account	76		671
*Principal Life Time STR Inc Separate Account	Pooled Separate Account	1,167		11,873
Invesco Small Company Growth Separate Account	Pooled Separate Account	4,377		111,020
Janus Adviser Aggressive Growth Separate Account	Pooled Separate Account	13,204		148,211
*Principal Large Capital Group Separate Account	Pooled Separate Account	3,774		23,596
*Principal Large Capital Blend Separate Account	Pooled Separate Account	9,008		70,030
*Principal Medium Company Blend Separate Account	Pooled Separate Account	13,561		496,777
*Principal Small Company Blend Separate Account	Pooled Separate Account	52,761		1,959,838
*Principal Small Company Value Separate Account	Pooled Separate Account	5,432		107,099
Putnam Voyager Separate Account	Pooled Separate Account	26,442		479,237
*Principal International Emerging Markets Separate Account	Pooled Separate Account	13,063		162,440
*Principal International Stock Separate Account	Pooled Separate Account	44,642		1,097,054
*Synavant Inc. Common Stock	Common Stock	63,898		59,424
*Loans to participants**	Participant Loans			503,051

Total				$20,843,513

*                    Represents a party-in-interest to the Plan.

**             Maturity dates range from February 2003 to July 2011. Interest rates range from 6.25% to 11.5%.

***      Cost information is not required for participant-directed investments.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

Synavant, Inc. 401(k) Retirement Savings Plan

Dated:	February 23, 2007

By:	/s/ RONALD W. PEARCE
Ronald W. Pearce
Member, Retirement Committee

Exhibit Index

Exhibit Number	Document

Exhibit 23.1	Consent of Deloitte & Touche LLP

Exhibit 23.2	Consent of PricewaterhouseCoopers LLP